UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange of 1934 (Amendment No. 12)* Cascade Bancorp
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities)
147154108
(CUSIP Number) Mark J. Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 31, 2010 and September 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box.  [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. David F. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,270,723
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 3,270,723
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,044
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. Two-Forty Associates LLC, a New Jersey Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. James T. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

This Amendment No. 12 to the Statement on Schedule 13D (the “Amendment No. 12”) amends the Statement on Schedule 13D originally filed on April 27, 2006, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on September 8, 2006, Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008, Amendment No. 3 to the Statement on Schedule 13D filed on April 3, 2009, Amendment No. 4  to the Statement on Schedule 13D filed on June 1, 2009, Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009, Amendment No. 6 to the Statement on Schedule 13D filed on December 28, 2009, Amendment No. 7 to the Statement on Schedule 13D filed on February 22, 2010, Amendment No. 8 to the Statement on Schedule 13D filed on June 2, 2010, Amendment No. 9 to the Statement on Schedule 13D filed on July 6, 2010, Amendment No. 10 to the Statement on Schedule 13D filed on July 19, 2010 and Amendment No. 11 to the Statement on Schedule 13D filed on August 3, 2010 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Initial Schedule 13D”), and relates to the common stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).  The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

Except as specifically amended by this Amendment No. 12, the Initial Schedule 13D, as amended by this Amendment No. 12, remains in full force and effect. Capitalized terms used but not defined herein have the meaning assigned to them in the Initial Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended by replacing the second paragraph of Amendment No. 11 with the following:

Except as set forth below, as of the date of this Amendment No. 12, none of the Reporting Persons has any present plans or proposals that would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 4 is hereby further amended by replacing the last two paragraphs of Amendment No. 11 with the following:

On August 31, 2010, the Company and Mr. Bolger (and Two-Forty LLC) entered into a sixth amendment (the “Sixth Bolger Amendment”) to the Bolger Purchase Agreement to extend the date by which the conditions of closing must be satisfied.  As amended, the Bolger Purchase Agreement may be terminated by a party prior to closing if the conditions to such party’s obligation to close have not been satisfied on or before September 15, 2010.

The foregoing description of the Sixth Bolger Amendment is a summary of the material terms of such amendment and does not purport to be a complete description of all of the terms of such amendment.  The Sixth Bolger Amendment is incorporated by reference as Exhibit 26 to this report and the foregoing description is qualified in its entirety by reference to the full text of the amendment filed as an exhibit hereto.

On September 15, 2010, the Company and Mr. Bolger (and Two-Forty LLC) entered into a seventh amendment (the “Seventh Bolger Amendment”) to the Bolger Purchase Agreement to extend the date by which the conditions of closing must be satisfied.  As amended, the Bolger Purchase Agreement may be terminated by a party prior to closing if the conditions to such party’s obligation to close have not been satisfied on or before September 30, 2010.

The foregoing description of the Seventh Bolger Amendment is a summary of the material terms of such amendment and does not purport to be a complete description of all the terms of such amendment.  The Seventh Bolger Amendment is incorporated by reference as Exhibit 27 to this report and the foregoing description is qualified in its entirety by reference to the full text of the amendment filed as an exhibit hereto.

There can be no assurances that any conditions to closing in the Bolger Purchase Agreement, as amended, will be satisfied and that the purchase of Common Stock as contemplated in the Bolger Purchase Agreement, as amended, will be consummated.

The Reporting Persons will from time to time evaluate their investment in the securities of the Company and may in the future seek to acquire additional securities or dispose of all or a portion of the securities beneficially owned by them or engage in derivative transactions (which may be physically or cash settled) relating to securities of the Company. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. Derivative transactions may involve the purchase or writing of exchange traded options or entering into over-the-counter derivative transactions; the derivative transactions may increase or decrease the Reporting Persons’ economic exposure to the Company. Any determination to acquire or dispose of securities of the Company or engage in derivative transactions will depend on a number of factors, including the Company’s business and financial position and prospects, other developments concerning the Company, the price levels at which shares of Common Stock of the Company are traded, general market and economic conditions and the availability of financing and other opportunities available to the Reporting Persons. There can be no assurance that any such acquisition or disposition of securities of the Company or derivative transactions will occur or as to the timing or method of any such acquisition, disposition or transaction.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

Exhibit No.	Description

26.	Sixth Amendment to the Securities Purchase Agreement, dated as of August 31, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.

27.	Seventh Amendment to the Securities Purchase Agreement, dated as of September 15, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 16, 2010

DAVID F. BOLGER

/s/ David F. Bolger
David F. Bolger

TWO-FORTY ASSOCIATES LLC, a New Jersey Limited Liability Company

By:	/s/ James T. Bolger
James T. Bolger, its managing member

JAMES T. BOLGER

/s/ James T. Bolger
James T. Bolger

INDEX OF EXHIBITS

Exhibit No.	Description

26.	Sixth Amendment to the Securities Purchase Agreement, dated as of August 31, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.

27.	Seventh Amendment to the Securities Purchase Agreement, dated as of September 15, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.